Corning Natural Gas Corporation

Amendment No. 1

To

Dividend Reinvestment Plan

This Amendment No. 1 amends the Corning Natural Gas Corporation ("Corning") Dividend Reinvestment Plan (as amended, the "Plan").

WHEREAS, amended regulations issued by the U.S. Internal Revenue Service amend the record keeping and reporting requirements on cost basis for certain stock issuances and purchases, and defined "dividend reinvestment plans" for purposes of such regulation as only those which required a minimum of 10% of the dividend receivable of any participant be invested for purposes of deferring the application of such requirements for 2011; and

WHEREAS, the Board of Directors of Corning determined that it was in the best interests of Corning to amend the Plan (pursuant to Section 15) to take advantage of the deferral and determined that such amendment was not material to the participants in the Plan;

NOW, THEREFORE, Section 5 of the Plan is hereby amended, effective as of 5:00 p.m. Eastern Daylight Savings Time on December 31, 2010, by replacing the last sentence thereof with the following:

"A shareholder of record must enroll at least 10% of every dividend on the shares enrolled in the Plan and at least ten (10) shares in order to be a Participant."